Exhibit 2.19

WPP plc

6 Ely Place

Dublin 2, Ireland

5 May 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir or Madam:

In June 2009, WPP Finance (UK), a subsidiary of WPP plc (the “Company”), issued $600 million of 8% Senior Notes due 2014 (the “Senior Notes”). The Senior Notes were issued with guarantees from the Company and its subsidiaries WPP Air 1 Limited, WPP 2008 Limited and WPP 2005 Limited.

The Company hereby agrees, pursuant to instruction 2(b)(i) to the Exhibits to Form 20-F, to furnish the Securities and Exchange Commission with a copy of the instruments relating to the Senior Notes upon request.

Very truly yours,

WPP PLC

By:	/s/ Paul W.G. Richardson
Paul W.G. Richardson
Group Finance Director